Mail Stop 4561

March 23, 2006

VIA U.S. MAIL AND FAX (301)718-2444

Frank A. Carchedi
Chief Financial Officer
CoStar Group, Inc.
2 Bethesda Metro Center, 10th Floor
Bethesda, Maryland 20814


Re:	CoStar Group, Inc.
	Form 10-K for Fiscal Year Ended
	December 31, 2005
	Filed March 7, 2006
	File No. 000-24531

Dear Mr. Carchedi:

      We have reviewed your filing and have the following comments.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2005

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations.

Liquidity and Capital Resources, page 30.

1. We note your disclosure that you incurred approximately $4.8 million in capital expenditures related to building photography costs during the current year. Tell us the nature of these costs and how you determined these were not internally developed intangible assets which should be expensed rather than capitalized based on paragraph
10 of SFAS 142.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


You may contact Robert Telewicz, Staff Accountant, at (202) 551-
3438
or the undersigned at (202) 551-3498 if you have questions.



Sincerely,



Linda van Doorn
Senior Assistant Chief Accountant




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Frank A. Carchedi
CoStar Group, Inc.
March 23, 2006
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